RADICA(R) GAMES LIMITED
                          REPORTS FIRST QUARTER RESULTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
MAY 10TH, 1999                                       PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ RADA) reported today an after tax profit of $3.2 million for the first quarter ended March 31, 1999 or $0.16 per fully diluted share versus $8.8 million or $0.41 per fully diluted share for the same period last year. Total revenues for the first quarter ended March 31, 1999 were $17.9 million, compared to $28 million for the same period in 1998.

"1999 represents a return to normal seasonality patterns for Radica. Radica's results during the first and second quarters of 1998 were unusually strong due to timing of key product introductions last year," said Pat Feely, Chief Executive Officer.

The gross profit for the first quarter decreased to $8.8 million from $15.8 million in the same period of fiscal 1998 and the gross margin decreased to 49% from 56.6% for the same period last year. The decrease in gross margin for the quarter was the result of lower pricing for the Hasbro Group as part of a new long-term contract previously announced between the two companies, together with the effect of licenses paid for use in NASCAR(R) Racer and sales of lower price point items such as Sport Bass Fishin'(TM), Pocket Solitaire(TM), Pocket Checkers(TM) and Pocket Tic Tac Toe(TM).

Operating income for the first quarter ended March 31, 1999 decreased to $2.8 million from $8.3 million for the same period last year. Operating expenses decreased to $6 million in the first quarter ended March 31, 1999 from $7.5 million in the same period in 1998, due to a decrease in variable sales related costs offset by research and development, amortization of intangible assets with regards Girl Tech(R), and increased salaries due to certain management additions. The operating margin was 15.4% during the quarter compared to 29.7% during the same period last year.

Between September 22, 1998 and April 14, 1999, the Company repurchased one million shares at an average price of $11.98 completing the third million share repurchase plan previously announced on September 22, 1998. Of this one million shares, 334,800 shares were repurchased during the quarter ended March 31, 1999 at an average price of $13.43. On April 12, 1999 the Company announced the approval by the Board of Directors of an additional one million-share repurchase plan.




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"We are very  pleased  with the  retail  sales  rates of several of our new 1999 products such as Buckmaster(R) Deer Huntin'(TM), the Girl Tech(R) Password Journal(TM) and Sport Bass Fishin'(TM). We look forward to the introduction of a strong lineup of new products during the rest of the year including our recently announced Tiger Woods Ultimate Golf(TM)," said Feely.


          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item
          1. Description of Business -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ - RADA). Radica is a leading developer, manufacturer and distributor of electronic handheld and table top games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com" and about Girl Tech at "www.girltech.com."


                                    -- END --




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                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS




(US Dollars in thousands,                                THREE MONTHS ENDED
 except per share data)                                       MARCH 31,
                                                   ----------------------------
                                                       1999            1998
                                                   ------------    ------------
                                                   (unaudited)      (unaudited)
REVENUES:
Net sales                                          $     17,906    $     27,973
Cost of sales                                            (9,126)        (12,152)
                                                   ------------    ------------
Gross profit                                              8,780          15,821
                                                   ------------    ------------

OPERATING EXPENSES:
Selling, general and administrative expenses             (4,051)         (6,405)
Research and development                                 (1,040)           (647)
Depreciation and amortization                              (936)           (466)
                                                   ------------    ------------
Total operating expenses                                 (6,027)         (7,518)
                                                   ------------    ------------

OPERATING INCOME                                          2,753           8,303

OTHER INCOME                                                112             108

SHARE OF LOSS OF AFFILIATED COMPANY                        (240)            (46)

NET INTEREST INCOME                                         618             477
                                                   ------------    ------------

INCOME BEFORE INCOME TAXES                                3,243           8,842

PROVISION FOR INCOME TAXES                                  (89)            (14)
                                                   ------------    ------------

NET INCOME                                         $      3,154    $      8,828
                                                   ============    ============

EARNINGS PER SHARE - BASIC:

Net earnings per share                             $       0.17    $       0.43
                                                   ============    ============

Average number of shares outstanding                 18,954,712      20,378,811
                                                   ============    ============

EARNINGS PER SHARE - ASSUMING DILUTION:

Net earnings per share and
  dilutive potential common stock                  $       0.16    $       0.41
                                                   ============    ============

Average number of shares and dilutive
   potential common stock outstanding                20,004,552      21,677,908
                                                   ============    ============



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
                                         RADICA GAMES LIMITED
                                     CONSOLIDATED BALANCE SHEETS

                                                ASSETS
                                                                            MARCH 31,   DECEMBER 31,
                                                                            ---------   ------------
(US Dollars in thousands, except share data)                                  1999          1998
                                                                            ---------   ------------
                                                                           (unaudited)  (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                                   $  44,277    $  47,527
Accounts receivable, net of allowances for doubtful accounts of $448 ($446 at Dec. 31, 1998) and estimated customer
  returns of $610 ($1,077 at Dec. 31, 1998)                                    12,966       14,860
Inventories, net of provision of $2,228 ($2,437 at Dec. 31, 1998)              19,482       20,294
Prepaid expenses and other current assets                                       2,171        1,796
Deferred income taxes                                                           3,766        3,754
                                                                            ---------    ---------

        TOTAL CURRENT ASSETS                                                   82,662       88,231
                                                                            ---------    ---------

INVESTMENT IN AFFILIATED COMPANY                                                  463          703
                                                                            ---------    ---------

PROPERTY, PLANT AND EQUIPMENT, NET                                             16,388       16,500
                                                                            ---------    ---------

INTANGIBLE ASSETS, NET                                                          2,375        2,750
                                                                            ---------    ---------

DEFERRED INCOME TAXES, NONCURRENT                                                   6            6
                                                                            ---------    ---------

        TOTAL ASSETS                                                        $ 101,894    $ 108,190
                                                                            =========    =========


                                 LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                                                7,391        9,411
Accrued payroll and employee benefits                                             737        2,688
Accrued expenses                                                                8,825        8,204
Income taxes payable                                                              324        2,152
                                                                            ---------    ---------

        TOTAL CURRENT LIABILITIES                                              17,277       22,455
                                                                            ---------    ---------

SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  18,732,094 shares outstanding (18,896,694 at Dec. 31, 1998)                     187          189
Additional paid-in capital                                                      7,356        9,382
Retained earnings                                                              77,110       76,215
Cumulative translation adjustment                                                 (36)         (51)
                                                                            ---------    ---------

       TOTAL SHAREHOLDERS' EQUITY                                              84,617       85,735
                                                                            ---------    ---------

       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           $ 101,894    $ 108,190
                                                                            =========    =========
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